UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

Tom Kubota
2618 San Miguel Drive, #477
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

November 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons
Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States of America
Number of	7.	Sole Voting Power
Shares		483,000(1)(2)
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		482,250(1)(2)(3)
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
483,000(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
60.3%

14.	Type of Reporting Person (See Instructions)
IN

(1)  On November 21, 2016, the Issuer agreed to sell 1,000 restricted shares of its Series A Preferred Stock to the Reporting Person for $9,000. The shares of Series A Preferred Stock will be issued within a reasonable time following filing of the Certificate of Designation of Rights, Privileges and Preferences of the Series A Preferred Stock with the Utah Division of Corporations & Commercial Code, which occurred on November 29, 2016. The Series A Preferred Stock is convertible to Common Stock of the Company on a one-share for one-share basis, based on the number of shares of Series A Preferred Stock converted and not the number of votes represented by such converted shares of Series A Preferred Stock. The Series A Preferred Stock is convertible only by the holder thereof and is convertible at any time.

Includes 481,250 shares of Common Stock currently held by Reporting Person, and assumes vesting of a 750 share restricted grant of Common Stock (scheduled to vest on December 31, 2016) (“Restricted Stock Grant”) and the conversion of 1,000 shares of Series A Preferred Stock held by the Reporting Person into 1,000 shares of Common Stock.

(2)  These shares are held in the name of the Tom Kubota Revocable Trust of 2013 (the “Trust”). The Reporting Person is the sole Trustee of the Trust and, except as otherwise described in footnote 3 below, may be deemed to have voting and dispositive power over the shares held by the Trust.

(3)  Pursuant to the terms of the Restricted Stock Grant, the Reporting Person has no right to dispose of these 750 shares of Common Stock until vesting of the Restricted Stock Grant on December 31, 2016, assuming vesting conditions are satisfied.  The Reporting Person does, however, have the right to vote the 750 share of Common Stock prior to vesting.

EXPLANATORY NOTE

This Amendment No. 13 (“Amendment No. 13”), dated December 1, 2016, amends and supplements the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on June 27, 2008, relating to shares of Common Stock, $0.001 par value per share (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”), as amended and supplemented by Schedules 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010, Schedule 13D/A-3 filed on May 14, 2010, Schedule 13D/A-4 filed on April 20, 2012, Schedule 13D/A-5 filed on May 21, 2013, Schedule 13D/A-6 filed March 12, 2014, Schedule 13D/A-7 filed April 30, 2014, Schedule 13D/A-8 filed on June 10, 2014, Schedule 13D/A-9 filed on June 17, 2014, Schedule 13D/A-10 filed on March 31, 2015, Schedule 13D/A-11 filed on November 16, 2015, and Schedule 13D/A-12 filed on November 18, 2015 (collectively referred to herein as the “Schedule 13D”).  Only those items hereby reported in this Amendment No. 13 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.
Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the most recent filing of an amendment on Schedule 13D on November 18, 2015, the Reporting Person was issued the Restricted Stock Grant by the Issuer on December 31, 2015, purchased 1,000 shares of Common Stock in an open market transaction for $9,000 of personal funds on September 13, 2016, and agreed to purchase 1,000 shares of Series A Preferred Stock from the Issuer for $9,000 of personal funds on November 21, 2016.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisitions described herein were not for the purpose of changing control of the Issuer.  Prior to and following the acquisitions described herein, the Reporting Person was and continues to be the Chief Executive Officer and President and Chairman of the board of directors (the “Board”) of the Issuer.  Prior to the acquisitions, the Reporting Person was the single largest holder of Common Stock of the Issuer, owning approximately 60% of the outstanding Common Stock of the Issuer.  The Reporting Person was awarded the Restricted Stock Grant by the Board.  He acquired 1,000 shares of Common Stock in an open market transaction because they were available for sale and he elected to acquire them.  The Reporting Person may, from time to time, acquire additional shares of Common Stock.

The Board and management of the Issuer believe there may be opportunities to expand the Issuer’s business through strategic acquisitions or capital raising transactions.  The limited number of outstanding shares of Common Stock of the Issuer, however, restricts its use as consideration for acquisitions or capital raising transactions without jeopardizing the continuity of pursuing the Issuer’s strategic goals and objectives.  The Reporting Person agreed to acquire the Series A Preferred Stock to better position the Issuer to take advantage of potential strategic opportunities that may become available in a manner that will center the economic value of the Issuer among the holders of Common Stock while at the same time increasing the likelihood of continuity of pursuing the Issuer’s strategic goals and objectives in the event of an acquisition or capital raising transaction using the Company’s Common Stock. To the knowledge of Reporting Person the Issuer is not currently engaged in discussions with any party regarding a possible business acquisition or capital raising transaction and you should not assume such to be the case.  No assurance can be given that the Issuer will seek to, or can successfully identify or complete potentially strategic opportunities in the future.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) On November 29, 2016, the Issuer filed a Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) with the Division of Corporations and Commercial Code of the state of Utah.  The Certificate of Designation, subject to the requirements of Utah law, states the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions of the Issuer’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”).  The Certificate of Designation, among other things, provides that each share of Series A Preferred Stock is convertible into shares of the Issuer’s Common Stock on a one-share for one-share basis, based on the number of shares of Series A Preferred Stock converted and not on the number of votes represented by the Series A Preferred Stock.  Series A Preferred Stock is convertible to Common Stock at any time at the election of the holder thereof.  The Certificate of Designation further provides that the holders of Series A Preferred Stock are entitled to vote with the Common Stock holders on all matters brought for approval of the Common Stock holders.  In connection with any such matter, each outstanding share of Series A Preferred Stock is entitled to 20,000 votes of Common Stock of the Company.  In the event of a liquidation, dissolution or winding up of the Company, the Series A Preferred Stock shall rank in parity with the Company’s Common Stock.  Holders of Series A Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors.  The Series A Preferred Stock shall rank in parity with the Company’s Common Stock as to any dividends.  In the event that the Company (a) declares a dividend on its Common Stock payable in Common Stock, (b) subdivides its outstanding Common Stock (by forward split or otherwise) into a greater number of shares of Common Stock, (c) combines its outstanding Common Stock (by reverse split or otherwise) into a smaller number of shares of Common Stock, or (d) issues any shares of its capital stock in a reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), the number of shares of Series A Preferred Stock shall be adjusted on the same terms and conditions as the Common Stock.

As of December 1, 2016, the Reporting Person beneficially owns 482,000 shares of Common Stock and 1,000 shares of Series A Preferred Stock.  The Reporting Person has sole power to vote these shares.  The Reporting Person has the sole power to dispose of 1,000 shares of Series A Preferred Stock and 481,250 shares of Common Stock.  Pursuant to the terms of the Restricted Stock Grant, the Reporting Person has no right to dispose of the 750 share Restricted Stock Grant prior to it vesting on December 31, 2016.  Assuming conversion of 1,000 shares of Series A Preferred Stock by the Reporting Person into 1,000 shares of Common Stock as of December 1, 2016, the Reporting Person beneficially owns 60.3% of the Issuer’s Common Stock.  Such percentage ownership is based on 801,000 shares of Common Stock outstanding as of December 1, 2016, together with securities exercisable or convertible into shares of Common Stock within 60 days of December 1, 2016, held by the Reporting Person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of Common Stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of December 1, 2016, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  For purposes of this calculation, the Reporting Person has assumed that all outstanding shares of Series A Preferred Stock held by the Reporting Person will be convertible into shares of the Company’s Common Stock within 60 days of December 1, 2016.

(c) Other than as disclosed herein, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)     Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2016	By:	/s/ Tom Kubota
Tom Kubota